SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 22, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 22, 2007, announcing that Airbus has adopted the Abaqus Finite Element Analysis (FEA) software from SIMULIA, the Dassault Systèmes brand for realistic simulation, as its preferred solution for static nonlinear FEA.

Airbus Selects Dassault Systèmes’ SIMULIA

Realistic Simulation Solutions for

Nonlinear Structural Analysis

Abaqus Finite Element Analysis Software Chosen as Preferred

Solution for Nonlinear FEA of Aircraft Structures

Paris, France, and Providence, R.I., USA, May 22, 2007 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that Airbus has adopted the Abaqus Finite Element Analysis (FEA) software from SIMULIA, the Dassault Systèmes brand for realistic simulation, as its preferred solution for static nonlinear FEA.

This decision comes as a result of an extensive benchmark of several FEA codes. The Abaqus FEA software has already been successfully applied on the A380 aircraft program for structural virtual testing, and represents a first step in what is to develop into a longer term collaborative relationship.

“This announcement reinforces the fact that the world’s leading companies see nonlinear FEA technology as a key enabler for delivering realistic simulations with high-fidelity correlation to the physical world,” said Dr. Ken Short, vice president of strategy & marketing, SIMULIA. ”By providing the best technology, quality, and customer support in the industry, our realistic simulation solutions enable customers to gain significant business benefits by leveraging virtual testing throughout the enterprise.”

According to a multiyear corporate agreement, Dassault Systèmes will provide software and services to Airbus sites located in Toulouse (France), Filton (U.K.), Hamburg/Bremen (Germany), and Getafe (Spain). Airbus will use the Abaqus FEA software for supporting development of advanced virtual testing methods. Airbus is an EADS company.

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About SIMULIA

SIMULIA is the Dassault Systèmes brand that delivers a scalable portfolio of Realistic Simulation solutions including the Abaqus product suite for Unified Finite Element Analysis, multiphysics solutions for insight into challenging engineering problems, and lifecycle management solutions for managing simulation data, processes, and intellectual property. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that improves product performance, reduces physical prototypes, and drives innovation. Headquartered in Providence, RI, USA, with R&D centers in Providence and in Suresnes, France, SIMULIA provides sales, services, and support through a global network of over 30 regional offices and distributors. www.simulia.com

About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com	Virginie Blindenberg (EMEA) +33 1 65 84 54 15 virginie_blindenberg@ds-fr.com	Arnaud Malherbe (EMEA) +33 (0)1 55 49 87 73 arnaud_malherbe@ds-fr.com

SIMULIA Press Contacts:

Tim Webb Tel: +1(401)276-8105 tim.webb@simulia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: May 22, 2007	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration